Deutsche Investment Management Americas Inc.
One Beacon Street
Boston, MA 02108

June 24, 2015

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549
Attn:           Ms. Marianne Dobelbower

RE:
Deutsche LifeCompass 2015 Fund, Deutsche LifeCompass 2020 Fund and Deutsche LifeCompass 2030 Fund, each a series of Deutsche Target Date Series (the “Funds”) (File No. 811-08606) Proxy Statement on Schedule 14A under the Securities Exchange Act of 1934

Dear Ms. Dobelbower:

This letter is being submitted in response to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) received via telephone on June 1, 2015 with regard to the above-noted Proxy Statement filed with the SEC on May 19, 2015.

The Staff’s comments are restated below followed by the Funds’ responses.

1.	Comment: In the Question regarding fund expenses on p. 2 of the Q&A section, consider clarifying how the expense caps will work.

Response:   The Funds note that the Q&A section is intended to provide a brief overview of the proposals included in the proxy statement.  The Q&A states that the expense caps are described in more detail in the proxy statement; therefore the Funds have not included any additional disclosure in the Q&A section regarding the fee caps.

2.	Comment: On p. 11, in the first paragraph describing Proposal 1, consider describing what the new management fee levels are.

Response:    Disclosure regarding the new management fee has been added in response to the Staff’s comment.

3.	Comment: In descriptions of the new investment strategies for the Deutsche LifeCompass 2015 Fund and Deutsche LifeCompass 2030 Fund, consider clarifying how the allocations between equity and fixed income investments may be affected by the ability to vary allocations by up to 10% of Fund assets.

Response:   The disclosure has been changed in response to the Staff’s comment.

4.
Comment:   On p.12, in the paragraph that describes the current use by the Funds of Hewitt EnnisKnupp, Inc., consider adding a reference to any cost savings that might result from the termination of the existing arrangement.

Response:  Additional disclosure has been added in response to the Staff’s comment.

5.
Comment:   On p.16, in the bullet point at the bottom of the page, reference is made to the potential for improved performance of the Funds.  Consider adding some discussion of the Funds’ recent performance to the proxy statement.

Response:   The Funds have added an additional exhibit to the proxy statement showing each Fund’s recent performance as of December 31, 2014.  Reference to the new exhibit was added to the proxy statement under the “General” heading for Proposal 1.

6.
Comment:   On p.17, in the fourth bullet point under “Board Considerations,” please consider adding additional discussion regarding the Board’s conclusions with respect to the proposed management fees in light of comparative fee information provided by Lipper and the Board’s fee consultant.

Response:   As stated in the “Board Considerations” section, based on all the information considered, the Board concluded that the management fees to be paid by each Fund under the New IMA were reasonable and appropriate in light of the nature, quality and extent of services expected to be provided by DIMA.  The Board’s conclusion was based on all the information considered, including the information on comparative fees.

7.	Comment: On p.17, in the sixth bullet point under “Board Considerations,” please consider including additional disclosure regarding the Board’s review of profitability.

Response:   As disclosed in the sixth bullet point, the Board considered each Fund’s current size and based on each Fund’s current asset levels and expense caps, among other factors, the Board concluded that the profitability of each Fund is not expected to be unreasonable.

8.
Comment:  In Exhibit B – “Investment Objectives and Strategies of Restructured Funds,” reference is made to the expected use of derivatives by each of the restructured Funds.  Please confirm that such use will be consistent with prospectus disclosure of each of the restructured Funds.

Response:   Please note that the disclosure regarding derivatives use by each of the restructured Funds has been included in prospectus supplements and will be included in the next revision to the prospectus for each of the restructured Funds.  In all cases, the

Advisor believes the disclosure is appropriate in light of each Fund’s intended use of derivatives.

9.	Comment: In Exhibit F (Annual Fund Operating Expenses tables), please add a footnote defining “Acquired Funds Fees and Expenses.”

Response:   The requested footnote has been added in response to the Staff’s comment.

10.
Comment:   Consider whether the proxy statement complies with the requirements of Item 22(a)(3)(iv) of Schedule 14A to include a table showing current and pro forma fees using the format used in Form N-1A.

Response:   The Funds believe the expense information in the proxy statement is in compliance with applicable requirements.

11.
Comment:   In Exhibit G (“Factors Considered by Board in Approving Current IMAs”) consider adding language regarding: (i) in the second bullet point, how the Board considered the fee analysis compiled by the fee consultant and how that analysis affected the Board’s determination; (ii) in the second to last paragraph on p.45, what the Board considered regarding fee caps and performance of the Funds; (iii) on p.48, in the paragraph about Profitability, the impact of the profitability analysis in the Board’s considerations.

Response:   For the information of the Staff, the disclosures in Exhibit G have previously been made public in the Funds’ Semi-Annual Report to Shareholders dated February 28, 2015.  The Funds will take the Staff’s comments under advisement for future discussions of Board considerations of investment management agreements.

If you have any questions regarding the foregoing, please do not hesitate to call me at (617) 295-3681.

Very truly yours,

/s/Laura McCollum

Laura McCollum
Vice President and Counsel

cc:           John Marten, Vedder Price P.C.